UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended  December 31, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686-8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On February 28, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on Decembre 31, 2005. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of December 31, 2005 and as such, the figures for the period ended December 31, 2004 have been adjusted by the Chilean Consumer Price Index for the period of 3.6% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on December 31, 2005 of 512.5 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2005, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2005	3-8
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended December 31, 2005	9-20

     THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener S.A. and Subsidiaries
Consolidated Balance Sheet as of December 31, 2005 and 2004

Assets	2005	2004	2005
	MCh$	MCh$	Th US$

Current assets
Cash	2,833	4,920	5,527
Time deposits	36,578	26,932	71,372
Marketable securities	13,692	3,197	26,715
Accounts receivable	43,715	30,028	85,298
Documents receivable	-	-	-
Miscellaneous accounts receivable	2,294	2,920	4,476
Accounts and notes receivable from related companies	2,223	4,595	4,337
Inventories	19,727	19,152	38,491
Recoverable taxes	6,758	1,054	13,186
Prepayments	1,517	1,717	2,960
Deferred taxes	1,734	1,229	3,384
Other current assets	34,245	50,870	66,819
Total current assets	165,315	146,615	322,565

Property, Plant and Equipment			-
Land	8,217	8,428	16,034
Construction and infrastructure	723,659	740,884	1,412,018
Machinery and equipment	935,431	959,266	1,825,231
Other property, plant and equipment	7,869	8,009	15,355
Technical revaluation	39,500	39,600	77,072
Accumulated depreciation	(619,234)	(590,330)	(1,208,261)
Net property, plant and equipment	1,095,443	1,165,858	2,137,449

Other Non-Current Assets
Investment in related companies	100,219	104,834	195,549
Investment in other companies	16,464	17,818	32,125
Goodwill	4,570	5,110	8,917
Long-term accounts receivable	4,144	4,723	8,085
Long-term receivables from related companies	1,135	2,486	2,214
Intangibles	6,964	6,964	13,588
Accumulated amortization of intangibles	(5,018)	(4,799)	(9,790)
Other	44,406	51,353	86,646
Total other non-current assets	172,884	188,490	337,334

Total Assets	1,433,641	1,500,963	2,797,348

Liabilities and Shareholders' Equity	2005	2004	2005
	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	10,341	-
Short-term portion of long-term bank liabilities	8,823	13,218	17,216
Short-term portion of bonds payable	39,687	13,848	77,438
Short-term portion of long-term liabilities	354	359	691
Dividends payable	57	132	110
Accounts payable	32,148	27,939	62,728
Miscellaneous accounts payable	3	82	6
Accounts and documents payable to related companies	1,046	1,508	2,040
Provisions	8,873	6,993	17,313
Withholdings	3,686	2,248	7,193
Income taxes payable	10,048	5,463	19,606
Unearned income	1,145	1,311	2,234
Other current liabilities	466	778	910
Total current liabilities	106,335	84,220	207,483

Long -Term Liabilities
Long-term bank liabilities	75,004	99,563	146,349
Bonds payable	329,220	406,820	642,380
Documents payable	71	430	139
Provisions	13,931	12,367	27,183
Deferred long-term taxes payable	28,287	21,727	55,195
Other	12,801	15,481	24,978
Total long-term liabilities	459,315	556,387	896,224

Minority Interest	7,975	8,977	15,560

Shareholders' Equity
Paid-in capital	767,436	767,436	1,497,436
Technical revaluation reserve	-	-	-
Share premium	31,364	31,364	61,197
Other reserves	22,558	36,930	44,016
Retained earnings	38,659	15,649	75,431
Future dividends reserve	5,847	5,620	11,408
Acumulated earnings	2,733	2,812	5,332
Net income for the period	43,039	40,874	83,978
Interim dividends	(12,960)	(33,657)	(25,287)
Total shareholders' equity	860,016	851,378	1,678,081

Total Liabilities and Shareholders' Equity	1,433,641	1,500,963	2,797,348

AES Gener S.A. and Subsidiaries
Consolidated Income Statement for the year ended December 31, 2005 and 2004

	2005	2004	2005
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	460,582	404,882	898,696
Operating expense	(327,254)	(273,042)	(638,544)
Gross profit	133,328	131,840	260,153

Administration and sales costs	(21,027)	(17,981)	(41,029)

Operating income	112,301	113,859	219,124

Non-Operating results
Financial income	3,828	5,923	7,470
Equity share in net income of related companies	3,752	4,758	7,321
Other non-operating income	5,547	9,777	10,824
Equity share in of loss of related companies	(997)	(24)	(1,945)
Amortization of goodwill	(896)	(541)	(1,747)
Financial expense	(45,508)	(54,709)	(88,796)
Other non-operating expenses	(15,266)	(19,125)	(29,787)
Price-level restatement	(260)	(478)	(507)
Foreign exchange variation	(2,190)	2,803	(4,273)

Non-operating income (expense)	(51,989)	(51,617)	(101,442)

Income before income taxes and minority interest	60,312	62,243	117,682
Income taxes	(16,027)	(19,161)	(31,273)
Minority interest	(1,246)	(2,207)	(2,430)

Net income	43,039	40,874	83,978

AES Gener S.A. and Subsidiaries
Consolidated Cash Flow Statement for the year ended December 31, 2005 and 2004

	From 01/01/2005	From 01/01/2004	From 01/01/2005
	to 12/31/2005	to 12/31/2004	to 12/31/2005
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$
Cash flow from operating activities
Collection of accounts receivable	496,966	463,213	969,690
Financial income received	3,281	2,912	6,401
Dividends and other distributions received	1,175	807	2,293
Other income received	8,095	9,682	15,795
Payment to suppliers and personnel	(325,759)	(268,632)	(635,627)
Financial expenses	(47,253)	(68,429)	(92,200)
Payment of income taxes	(9,086)	(305)	(17,729)
Other expenses	(5,831)	(13,326)	(11,377)
VAT and others similar items paid	(17,418)	(22,685)	(33,986)
Net cash provided by operating activities	104,171	103,237	203,260

Cash flow from financing activities
Proceeds from issuance of shares	-	65,929	-
Borrowings from banks and others	8	144,242	15
Proceeds from issuance of bonds	-	361,273	-
Other	-	0	-
Dividends paid	(21,971)	(94,773)	(42,871)
Capital decrease	-	-	-
Payment of loans	(28,865)	(197,627)	(56,322)
Payment of bonds	(6,546)	(502,552)	(12,773)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of shares	-	-	-
Payment of costs associated with issuance of bonds	(951)	(31,676)	(1,856)
Others financing activities	(552)	(1,796)	(1,077)
Net cash used in financing activities	(58,878)	(256,981)	(114,884)

Cash Flow from investing activities
Sale of property, plant and equipment	386	10,923	754
Sale of permanent investments	-	3,823	-
Sale of other investments	0	154	0
Proceeds from loans to related companies	-	188,957	-
Other investing activities	-	-	-
Acquisition of fixed assets	(27,472)	(28,888)	(53,603)
Payment of capitalized interest	(51)	(2)	(99)
Permanent investments	(861)	(63)	(1,680)
Investment in financial instruments	-	-	-
Loans to related companies	(0)	-	(1)
Other investing activities	(9,971)	(5,700)	(19,456)
Net cash used in investing activities	(37,968)	169,203	(74,085)

Net decrease in cash and cash equivalent before price level restatement	7,324	15,460	14,291

Price-level restatement of cash and cash equivalent	(4,258)	(4,442)	(8,309)
Net decrease in cash and cash equivalent	3,066	11,018	5,983
Cash and Cash equivalents at beginning of period	71,471	60,453	139,456
Cash and cash equivalent at end of period	74,537	71,471	145,438

Reconciliation between Net Income for	From 01/01/2005	From 01/01/2004	From 01/01/2005
the Period and Net Cash Flow	to 12/31/2005	to 12/31/2004	to 12/31/2005
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$
Net income	43.039	40.874	83.978

Sales of Assets	-323	-6.169	-630
Gain on sales of property, plant and equipment	-323	-4.823	-630
Gain on sales of investments	0	-1.346	0
Loss on sales of investments	0	0	0
Gain on sales of others assets	0	0	0

Adjustments to reconcile net income to
net cash provided by operating activities	58.739	52.373	114.612
Depreciation	42.775	46.288	83.463
Amortization of intangibles	219	237	427
Provisions and write-offs	6.796	3.766	13.261
Participation in net income of related companies	-3.752	-4.758	-7.321
Participation in net loss of related companies	997	24	1.945
Amortization of goodwill	896	541	1.747
Amortization of negative goodwill	0	0	0
Price-level restatement	260	478	507
Exchange difference	2.190	-2.803	4.273
Other credits to income that do not represent cash flow	-572	-943	-1.116
Other debits to income that do not represent cash flow	8.930	9.544	17.425

Change in operating assets	-2.411	2.508	-4.705
Increase in accounts receivable	9.480	7.667	18.497
Increase in inventories	-1.316	-7.372	-2.567
Decrease in other assets	-10.575	2.214	-20.635

Change in operating liabilities	3.881	11.443	7.573
Increase (decrease) of accounts payable to related companies	-3.188	5.930	-6.221
Increase (decrease) of interest payable	-1.419	-14.041	-2.768
Increase (decrease) net of income taxes payable	7.422	19.338	14.481
Increase in other accounts payable related to non-operating results	92	-42	179
Increase (decrease) of VAT and other similar payables	975	258	1.902

Minority interest in net income	1.246	2.207	2.430

Net cash provided by operating activities	104.171	103.237	203.260

Management s Discussion & Analysis of AES Gener S.A. 's
Consolidated Financial Statements for the Period Ended December 31, 2005

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (AES Gener) for the year ended December 31, 2005 and explains the principal variations compared to the year ended December 31, 2004.

Below is a summary of the information contained in the financial statements.  All figures are expressed in the equivalent in Chilean pesos as of December 31, 2005.  Therefore, comparisons refer to real variations between this date and December 31, 2004.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company s financial statements:

I.	Summary

As of December 31, 2005, the company registered net income of Ch$43,039 million compared to net income of Ch$40,874 million as of December 31, 2004.  Operating income in 2005 was Ch$1,558 million lower than that recorded in 2004, while non-operating losses increased by Ch$372 million.  The positive effect of minority interest and taxes on income in 2005 was Ch$4,095 million higher than in 2004

II.	Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		December	December
Liquidity		2005	2004

Current assets / Current liabilities	(times)	1.55	1.74
Adjusted liquidity ratio	(times)	0.50	0.42

The liquidity ratio decreased from 1.74 to 1.55 because of the 26.3% increase (Ch$22,114 million) in current liabilities, mainly due to the transfer of the balance of the Yankee bond to expire in January 2006 to short term.  Current assets increased by 12.8% (Ch$18,699 million).  The most significant variation in short term liabilities relates to the decrease of Ch$16,625 million in investments in repo agreements found in other current liabilities which was fully compensated by the increase in time deposits and marketable securities.

The adjusted liquidity ratio, which considers the ratio between cash, time deposits and marketable securities to current liabilities, increased as a result of an increase in time deposits and marketable securities in 2005, while in 2004 short term investments were concentrated in repo agreements.

b. Debt

		December	December
Debt		2005	2004

Total liabilities / Equity	(times)	0.65	0.74
Current liabilities / Total liabilities	(times)	0.19	0.13
Long-term liabilities / Total liabilities	(times)	0.81	0.87
Current liabilities	(million pesos)	565,650	640,607
Interest expense coverage	(times)	2.33	2.14

The ratio between liabilities and equity decreased as a result of the reduction of Ch$74,957 million in total liabilities, principally due the reduction in the exchange rate used to convert US dollar debt to Chilean pesos and additionally due to scheduled amortizations in the period by AES Gener, AES Chivor y Cia S.C.A. E.S.P. (Chivor), Norgener S.A. (Norgener) and Sociedad Electrica Santiago S.A. (Electrica Santiago).

Current liabilities increased Ch$22,114 million, explained by an increase of Ch$25,839 million in bonds payable related to the transfer of the balance of the Yankee bonds to current liabilities, which was partially offset by a reduction of Ch$10,341 million in bank liabilities.

Long-term liabilities decreased by Ch$97,072 million due to a reduction of Ch$24,558 million in bank liabilities as a result of the decrease in the exchange rate applied to convert debt in US dollars to Chilean pesos, as well as to the scheduled amortizations mentioned above.  The decrease in bonds payable was Ch$77,599 million, explained by the transfer of the balance of the US$54.7 million outstanding portion of the Yankee bond maturing in January 2006 to short term and the amortization of US$ 11.5 million made by Electrica Santiago in 2005.

Interest expense coverage increased principally as a result of higher operating income and lower financial expenses, as explained by the lower level of outstanding debt.

c. Activity

		December	December
Capital		2005	2004

Shareholders equity	(million pesos)	860,016	851,378
Net property, plant and equipment	(million pesos)	1,095,443	1,165,858
Total assets	(million pesos)	1,433,641	1,500,963

Equity increased by Ch$8,638 million as a result of lower dividend payments in 2005 as compared to 2004.  Net fixed assets decreased principally due to depreciation during the period and the accounting for investments outside Chile recorded in US dollars.  Additionally, total assets decreased as a result of the lower level of net fixed assets.

d. Results

		December	December
Results		2005	2004

Operating revenue	(million pesos)	460,582	404,882
Operating costs	(million pesos)	(327,254)	(273,042)
Operating income	(million pesos)	112,301	113,859
Interest expense	(million pesos)	(45,508)	(54,709)
Non-operating income	(million pesos)	(51,989)	(51,617)
R.A.I.I.D.A.I.E. (1)	(million pesos)	63,657	60,459
Operational E.B.I.T.D.A. (2)	(million pesos)	155,295	160,384
Profit (loss) in the period	(million pesos)	43,039	40,874
(1)	Corresponds to the following items in the income statement: pre-income-tax income and extraordinary items, less exchange differentials, less price-level restatement and less goodwill.
(2)	Corresponds to the following items in the income statement: operating income plus fiscal year depreciation plus amortization of intangibles.

Operating Revenue

In 2005, AES Geners consolidated operating revenue totaled Ch$460,582 million, Ch$55,700 million higher than the level of Ch$404,882 million recorded in 2004.  This increase is mainly the result of an increase in revenue of (i) Ch$49,615 million in sales to regulated customers, (ii) Ch$17,457 million in sales in Colombia, (iii) Ch$2,383 million in sales to Minera Escondida Limitada (Escondida) and (iv)  Ch$1,592 million in sales to the CDEC.  This revenue increase was partially offset by lower other electricity related revenue of Ch$10,361, principally related to the extraordinary payment paid by Escondida to AES Gener in July 2004 for the use of transmission installations, a reduction in fuel sales, consulting services and other revenue of Ch$2,783 million as well as lower steam sales of Ch$2,203 million as a result of the sale of the Nacimiento plant in 2004.

The contribution to total sales in the distinct markets in which the AES Gener group participates was:  SIC 52%, SING 21%, Colombia 20% and fuel sales and other revenue, 7%.

The physical sales of energy in GWh were as follows as of December 31, 2005 and 2004:

	2005		2004

SIC	7,410	44%	7,418	46%
SING	2,940	18%	2,851	18%
Colombia	6,353	38%	5,974	37%

Total	16,702	100%	16,243	100%

Central Interconnected Grid (SIC)

Physical sales of electric energy in the SIC in 2005 were similar to the level recorded in 2004, decreasing slightly from 7,418 GWh in 2004 to 7,410 GWh in 2005.  The reduction in sales to unregulated customers (609 GWh), principally as a result of the expiration of contracts, and to the CDEC-SIC (88 GWh) was offset by the increase in sales to regulated customers (530 GWh) and sales to distribution companies without contracts (159 GWh).

Revenue from the sale of energy and capacity in the SIC totaled Ch$237,945 million, Ch$34,879 million higher than the Ch$203,066 million recorded in 2004.  This variation is explained by an increase of Ch$33,712 million in energy sales, principally associated with the increase of 23% in the average sale price between 2004 and 2005.  Energy sales in 2004 totaled Ch$147,148 million compared with Ch$180,860 million in 2005.  Capacity sales revenue increased Ch$1,167 million, from Ch$55,918 million to Ch$57,085 million in 2004 and 2005, respectively, due to the increase of 3% in the average price, which was offset by a decrease in 111 MW in the quantity sold.

Greater Northern Interconnected Grid (SING)

Physical sales of electric energy in the SING rose by 89 GWh, increasing from 2,851 GWh in 2004 to 2,940 GWh in 2005, the result of an increase in sales to the CDEC-SING (199 GWh), which was offset by a reduction in sales to mining customers Zaldivar, Lomas Bayas and Escondida (110 GWh).

Revenue generated by the activities of AES Gener, through TermoAndes S.A.s (TermoAndes) Salta plant, and Norgener in the SING increased by Ch$8,651 million, from Ch$86,482 million for the year ended December 31, 2004 to Ch$95,134 million in 2005.  This variation was primarily due to an increase in energy revenue which increased by Ch$7,229 million.  Additionally, the revenue from capacity sales increased by Ch$1,422 million.  The higher energy revenue is associated with a an increase in the average sale price of 8% partially as a result of the coal price indexation in the sales contract with Escondida, the increase in the spot price in the CDEC-SING and a higher sales volume.  The increase in capacity revenue, as compared to 2004, was principally generated by the positive effect of the insurance reimbursement of Ch$1,212 million received by TermoAndes in June 2005.

In summary, revenue from the sale of energy and capacity in the Chilean electricity sector increased 15% (Ch$43,530 million), from Ch$289,549 million in the year ended December 31, 2004 to Ch$333,079 million in 2005.

Colombian National Grid (SIN)

Chivor's revenue increased by Ch$17,457 million, from Ch$75,937 million to Ch$93,393 million, as a result of an increase in spot market sales of Ch$15,794 million and higher frequency regulation sales of Ch$5,237 million, partially offset by a reduction in contract sales of Ch$3,575 million.  The quantity sold in 2005 was approximately 378 GWh higher than the amount recorded in 2004, the product of an increase in contract, reconciliation and spot market sales.   This variation can be partially attributed to Chivor's commercial policy during 2005 and the maintenance performed in the second quarter of 2004.  In Colombian pesos, the average contract sale price decreased from Col$80/kWh (US$30.5/MWh) to Col $76/kWh (US$32.7/MWh) while the spot market price increased from Col $64/KWh (US$24.5/MWh) in the twelve month period ended December 31, 2004 to Col$76/kWh (US$32.7/MWh) in 2005.

Other Electricity Revenue

Other electricity revenue decreased by Ch$301 million principally as a result of the toll payment received by AES Gener from Escondida in July 2004 for the use of transmission installations.

Other Business

Revenue from other non-electricity business totaled Ch$30,906 million as of December 31, 2005, decreasing by Ch$4,986 million as compared to the level of Ch$35,892 million registered in 2004.  Coal sales decreased Ch$2,927, steam sales decreased Ch$2,203 million from the sale of the Nacimiento Plant in August 2004 and consulting services and other revenue decreased by Ch$1,616 million.  Offsetting this reduction was an increase in revenue from gas sales to third parties of Ch$1,760 million.

Operating Costs

The proportion of fixed and variable operating costs in total operating costs is provided in the following table:

	January - December (Million Ch$)

	2005		2004

Variable operating costs
	262,951	80%	207,139	76%
Fixed operating costs
	64,302	20%	65,903	24%

TOTAL
	327,254	100%	273,042	100%

Operating costs increased by 20% from 2004 to 2005, totaling Ch$327,254 million as of December 31, 2005.   This increase was mainly the result of the increase in costs associated with fuel consumption and extraordinary expenses registered during the period.

Variable Costs

Variable costs increased by Ch$55,812 million principally due to an increase in:  (i) fuel consumption (Ch$33,028 million) related to the increase in the cost of fuel and higher generation by AES Gener and its subsidiaries in the SING, (ii) capacity purchases (Ch$9,318 million), (iii) other electricity costs (Ch$8,528 million), (iv) energy purchases (Ch$3,523 million) and (v) transmission costs (Ch$2,321 million).   This increase was partially offset by a lower cost of fuel sales (Ch$952 million).

Chile

The cost of energy purchases in Chile decreased by Ch$5,347 million.  In the SIC, purchases decreased by Ch$2,197 million, explained by the reduction of 21% in the average purchase price (Ch$9,398 million), which was offset (Ch$7,201 million) by an increase of 472 GWh in the volume purchased.  This effect was a result of lower gas availability and favorable hydrology in the second half of 2005.  In the SING, energy purchases decreased by Ch$3,149 million due to a reduction of 214 GWh in the quantity purchased, as a result of the higher level of dispatch of Norgener and TermoAndes' plants, at an average price that was 8% higher than in 2004.

The cost of capacity purchases in Chile increased by Ch$9,318 million.  In the SIC, capacity purchases increased by Ch$8,125 million principally as a result of the net effect of Ch$5,326 million associated with the reversal of cost provisions of Ch$9,091 million in September 2004 and the positive effect of capacity reconciliation payments in 2005 totaling Ch$3,765 million.  Energy purchases also increased by Ch$2,799 in 2005, primarily as a result of the higher quantity purchased of 502 GWh.  In the SING, capacity purchases rose Ch$1,192 million as a result of an increase of 10 MW in the quantity purchased at a higher average purchase price (Ch$662 million) and the negative net impact of capacity reconciliation payments in the SING of Ch$ 530 million.

The increase of Ch$8,528 million in other electricity costs is principally associated with higher extraordinary expenses of Ch$6,221 million.

 The increase in other costs between 2004 and 2005 is composed of higher costs which resulted from the reversal of a provision of Ch$3,329 million related to an insurance reimbursement received by Electrica Santiago in April 2004 and a provision for additional expenses registered in 2005 of Ch$ 2,894 million associated with contractual compensation payments.  Additionally, other electricity costs also increased by Ch$ 1,941 million.

Generation (thermoelectric and hydroelectric) by AES Gener and its subsidiaries in the SIC and SING totaled 7,766 GWh compared 7,813 GWh in 2004.  Thermoelectric generation by AES Gener and its subsidiaries was 6,280 GWh during the year ended December 31, 2005, compared to 6,387 GWh in the previous year, the result of an increase of 508 GWh in generation in the SING and a reduction of 615 GWh in generation in the SIC.  In the SING, generation by Norgener and TermoAndes increased as a result of lower gas availability which affected third party plants during 2005.  The reduction in generation in the SIC is explained by lower production by the Nueva Renca plant due to lower gas availability and the increase in hydroelectric generation in the system during the second half of 2005.

Colombia

Variable operating costs increased Ch$8,603 million, from Ch$28,767 million in 2004 to Ch$37,371 million in 2005, due mainly to the increase of Ch$8,111 million in energy purchases related to the increase of 492 GWh in the volume purchased.

Generation in the year ended December 31, 2005 totaled 4,186 GWh, compared to 4,229 GWh in the previous year.

Fixed Costs

Fixed costs decreased by Ch$1,601 million, from Ch$65,903 million in 2004 to Ch$64,302 million in 2005, primarily due to lower depreciation (Ch$3,513 million) caused by a reduction in property, plant and equipment as a result of the effect of the exchange rate reduction on the depreciation costs of foreign subsidiaries.  The higher cost of production (Ch$1,912) partially offset this decrease.

Sales and Administration Expenses

Sales and administration expenses increased by Ch$3,047 million, from Ch$17,980 million in 2004 to Ch$21,027 million as of December 31, 2005.  This variation is due to the increase in third party services of Ch$2,041 million, higher other expenses of Ch$726 million and an increase in salaries and employee benefits totaling Ch$280 million.

Operating Income

As of December 31, 2005, AES Gener recorded consolidated operating income of Ch$112,301 million, Ch$1,558 million below the amount of Ch$113,859 million registered in the year ended December 31, 2004.

This decrease is primarily the result of the extraordinary items associated with the net negative effect of firm capacity reconciliation payments in the SIC, the insurance claim reimbursement received by Electrica Santiago in 2004, the extraordinary payment from Escondida related to the use of transmission installations in 2004 and the expense provision for contractual compensation payments registered in 2005.  All of these effects resulted in an increase in costs in 2005 which was partially offset by an increase in sales to regulated customers associated with an increase in price and the higher quantity sold, higher revenue from Escondida and improved operating results from Chivor. The indexation adjustments applied to Escondida's contractual energy price has helped counteract the price reduction from the new contractual terms effective since July 2004.

Non-Operating Income

Non-operating revenue

	January - December (Ch$ Million)
	2005	2004	Variation

Interest Income	3,828	5,923	(2,095)
Other non-operating income	5,547	9,777	(4,230)

Total non-operating income	9,375	15,700	(6,325)

Non-operating income decreased by Ch$6,325 million compared to year end 2004.  This variation is partially explained by a reduction of Ch$2,095 million in interest income associated with interest earned in 2004 on the loan between AES Gener and its parent company, Inversiones Cachagua, which was fully paid on February 27, 2005.  Additionally, non-operating revenue decreased by Ch$4,230 million given that extraordinary non-operating income was recorded in the third quarter of 2004 related to the sale of the Nacimiento plant.

Non-operating expenses

	January - December (Million Ch$)
	2005	2004	Variation

Interest expense	45,508	54,709	(9,201)
Other non-operating expenses	15,266	19,125	(3,859)

Total non-operating expenses	60,774	73,834	(13,061)

Total non-operating expenses decreased by Ch$13,061 million in the year ended December 31, 2005 as compared to 2004.  Interest expense was reduced by Ch$9,201 million and other non-operating expenses decreased by Ch$3,859 million.

The level of interest expense reflects the reduction in the company's debt from the financial restructuring completed in 2004, principally due to the lower financial expenses recorded by AES Gener and TermoAndes.

The decrease in other non-operating expenses relates to the provision of Ch$2,330 made for the repayment of the convertible bond in 2004, which is significantly higher than the expenses recorded in 2005.

Investment in related companies

	January - December (Million Ch$)
	2005	2004	Variation

Income from investment in related companies	3,752	4,758	(1,006)
Loss from investment in related companies	(997)	(24)	(973)
Amortization of goodwill	(896)	(541)	(354)

Total income (loss) from investment in related companies	1,860	4,193	(2,333)

Income from investments in related companies was Ch$1,006 lower than in 2004, explained by the decrease in the net income recorded by CGE Itabo S.A. (Itabo).

As of December 31, 2005, Guacolda, in which AES Gener has 50% ownership, recorded net income of Ch$7,372 million which positively compares to the net income of Ch$5,649 million recognized for the year ended December 31, 2004

Minority interest

Minority interest decreased principally as a result of the loss recorded by subsidiary Electrica Santiago, in which AES Gener holds an equity interest of 90%, as well as due to the percentage of minority interest holders in New Caribbean Investment, which owns 50% of Itabo.

Price-Level Restatement and Exchange Differentials

The price-level restatement resulted in a loss of Ch$260 million, compared to a loss of Ch$478 million in 2004.

The variation in exchange rates produced a negative impact of Ch$2,190 million in 2005, compared with earnings of Ch$2,803 million in 2004.   Although the reduction in the US dollar exchange rate during 2005 yielded a positive effect of Ch$22,515 million on bonds denominated in US dollars, this did not fully offset the negative effect on time deposits, other current assets (repos in US dollars) and the reserve variation associated with Technical Bulletin No 64 related to investments outside of Chile.

Income Tax

The negative effect of income tax on net income decreased from Ch$19,160 million as of December 31, 2004 to a negative effect of Ch$16,027 million as of December 31, 2005.  The reduction in income tax is due to a lower effect of deferred taxes on earnings.

Net Income

As of December 31, 2005 AES Gener recorded earnings of Ch$43,039 million which compares to earnings of Ch$40,874 in 2004.  The increase is principally from higher revenue from regulated customers and lower taxes, which was partially offset by the increase in operating costs and the loss in non-operating results as a result of the reduction of non-operating revenue related to the sale of the Nacimiento cogeneration plant in 2004.

		December	December
Yield		2005	2004

Return on assets (1)	(%)	2.93	2.72
Return on equity (1)	(%)	5.03	4.80
Return on operating assets (2)	(%)	9.93	9.76
Net income per share (3)	(pesos)	6.74	6.40
Return on dividends (4)	(%)	3.35	16.73
1)	Return on assets and on equity is calculated using the cumulative net income as of September of each year.
2)	The operating assets include in this index include total property, plant and equipment.
3)	Net income per share was calculated as of September 2005 and 2004 on the basis of the number of paid-in shares on each date.
4)	Includes dividends paid in the last 12 months, divided by the market price of stock at the close of September.

The variation in return on assets and in return on equity is principally explained by the increase in net income, while the negative variation in total assets was mainly due to a reduction in the exchange rate which affected assets denominated in US dollars, in addition to the effect from depreciation.

III.	Analysis of differences between book, market and/or economic values of principal assets

Other current assets decreased by Ch$16,625 million due to fewer repo agreements in US dollars and UF.  Partially offsetting this effect was an increase of Ch$20,140 million in cash and term deposits.

Property, plant and equipment decreased Ch$70,415 million, mainly because of the effect of the variation in the exchange rate on the assets of TermoAndes, InterAndes S.A. (InterAndes) and Chivor, which record their assets in US dollars according to Technical Bulletin No. 64 of the Chilean Accountants Association, which stipulates that investments are to be controlled in US dollars when the companies' activities do not constitute an extension of the parent company and the companies engage in business in unstable countries.

The variation in other assets was not significant.  However, it should be noted that within the other assets category deferred expenses related to bond placements decreased by Ch$6,292 million.

The assets of the company are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements.  Based on current conditions, AES Gener's management estimates that the economic value of Chivor, TermoAndes and InterAndes is currently lower than the respective book values.  In the case of Chivor, this is due in part to regulatory changes that significantly reduced income, as well as restrictions on the price of electricity and low growth in the demand for electricity in Colombia.  In the case of TermoAndes and InterAndes, the principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING.  However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets.  Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV.	Analysis of the major variations during the period in the company's business markets, competition it faces and its relative share Market

AES Gener principally does business in two large electrical systems in Chile, the Central Interconnected Grid (SIC) that runs from south of Region II to Region X, and the Greater Northern Interconnected Grid (SING) that encompasses Region I and part of Region II.

SIC:  In the year ended December 31, 2005, growth in electricity sales in the SIC was 3.8% compared with an increase of 7.9% in 2004.  Average monthly sales in 2005 were 2,994 GWh compared with average monthly consumption of 2,866 GWh in 2004.  The average marginal cost in US dollars in the year ended December 31, 2005 was 47.3 mills/kWh as compared to 31.8 mills/kWh in the previous year.  The increase in the marginal cost was principally the result of the drier hydrological conditions in the first few months of the year, prior to the beginning of the rainy season, and the lower availability of gas in 2005.

SING:  In the year ended December 31, 2005, electricity sales in the SING grew by 2.7%.  Average monthly sales in 2005 were 962 GWh compared with average monthly consumption of 937 GWh in 2004.  The average price in 2005 was 28.1 mills/kWh, above the average marginal cost of 26.1 mills/kWh registered in 2004, principally due to the reduced availability of gas in 2005.

Colombia:  Chivor is one of the principal operators in the Colombian electric grid, or the SIN.  During 2005, electricity demand in the SIN increased by 3.8%, with respect to the previous year.  Average spot prices in Colombian pesos increased to Col$76/kWh in 2005, compared to Col$64/kWh in 2004.

Competition and relative share

During the year ended December 31, 2005, generation from AES Gener's plants in the SIC, including Guacolda (6,701 GWh), was approximately 794 GWh lower than that produced in 2004 as a result of favorable hydrological conditions in the second half of 2005 and the lower availability of gas in the system, which affected generation by the Nueva Renca plant.  As of December 31, 2005, the AES Gener group of companies accounted for 18% of total generation in the SIC, compared to 21% in 2004.

In the SING, total net generation increased 3% and the contribution from the AES Gener group (Norgener and TermoAndes) was 26%, higher than the level of 21% recorded as of December 31, 2004.  This was a result of gas restrictions that affected combined cycle plants owned by third parties in Chile resulting in higher generation by Norgener and TermoAndes.

In Colombia, Chivor's generation accounted for 9% of the total electricity demand in Colombia in both 2004 and 2005.  Chivor's net generation in 2005 was 4,186 GWh.

V.	Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

Net cash flow as of December 31, 2005 was a negative Ch$7,324 million which compares to a positive level of Ch$15,460 million in 2004.  This difference of Ch$8,135 million is related to the financial restructuring implemented by the company in 2004 that included payment of the loan from parent company Inversiones Cachagua, the early voluntary redemption of the convertible bonds and of a significant portion of the Yankee bonds, the issuance of the US dollar senior notes which mature in 2014, the capital increase in AES Gener and the refinancing of debt held by subsidiaries TermoAndes and InterAndes.

Operating activities generated a positive cash flow of Ch$104,170 million, Ch$933 million more than in 2004 (equal to Ch$103,237 million).  This difference is principally explained by higher accounts receivable collections of Ch$33,752 million from the increase in sales to regulated customers and lower interest payments of Ch$ 21,175.  These positive effects were partially offset by an increase in payments to suppliers and personnel of Ch$57,127 million between 2004 and 2005.

Financing activities generated a negative cash flow of Ch$58,877 million in the year ended December 31, 2005 compared to the negative cash flow of Ch$256,980 million in 2004.  The large variation is almost completely explained by the financial restructuring process carried out in 2004.  As part of this process in 2004, the company made dividend payments of Ch$94,773 million, implemented a capital increase for Ch$65,928 million, repaid a total of Ch$502,552 in outstanding bonds (excluding Electrica Santiago's bonds and the portion Yankee bonds that did not accept the early redemption offer).  Additionally, in 2004, the company refinanced its obligations with the issuance of its US$400 million senior notes and with credit agreements represented by the positive cash flows of Ch$361,272 million and Ch$144,242 million, respectively.

Finally, investment activities generated expenditures of Ch$37,968 million in 2005 that negatively compare with revenue of Ch$169,203 million in 2004.  The difference is principally explained by the reduction of Ch$188,957 in collections from related companies, as a result of the payment of the loan made to parent company Inversiones Cachagua in February 2004.

VI.	Market Risk Analysis

Electricity Market Risks

Hydrology:  Dry hydrological conditions may have a material adverse effect on our results in the SIC due to the high level of capacity under contracts.  Such conditions would require the dispatch of the company's less efficient power plants and increase the cost of purchases on the spot market.

Tariff setting:  A large part of the AES Gener's revenue is related to the node price that is set by the authority every six months.  In Chile, the principal components of the formula used in the node price-setting are expressed in US dollars. This creates a natural hedge against the effect from fluctuations in the exchange rate between the US dollar and the Chilean peso.

Fuel price:  Given that AES Gener principally utilizes thermoelectric generation facilities in Chile, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company's cost composition.

Electricity regulation:  In June 2005, the following modifications were made to electricity regulations in Chile:  (1) the unregulated price collar that is used to compare the theoretical price to the average unregulated price was modified from 5% to 30%, (2) open bid processes for regulated contracts are to be held by distribution companies, subsequent to December 2009, (3) voluntary demand management, and (4) compensation for losses incurred by generators as a result of the obligation to sell to distribution companies without contracts at the node price.

Natural gas supply:  Since March 2004 to the present, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market.  The decision of gas producers based on their interpretation of these resolutions and rules has had an adverse effect on gas exports from Argentina to Chile.  In fact, the producers have agreed to restrict and/or suspend gas exports to Chile in order to be able to inject additional volumes of gas into the Argentine market.  This situation has had a negative impact on the company's operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks.  Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of December 31, 2005, 81% of AES Geners long-term credit agreement's were stipulated at a fixed rate and 19% at a variable rate.  The majority of the long-term credit agreements at a variable rate were denominated in US dollars and accrued interest based on Libor, except for Chivor's syndicated loan in Colombian pesos that accrues interest based on Colombian CPI plus a spread.  At the close of these financial statements, exposure basically comes from the credit agreements held by Chivor, AES Gener and Norgener.

As of December 31, 2005, approximately 88% of our long-term debt accruing interest was exposed to the variation in the exchange rate between the US dollar and Chilean peso.  The remaining debt is denominated 5% in UF (Electrica Santiago's bonds) and 7% in Colombian pesos (Chivor's local syndicated credit agreement).

Composition of operating revenue and costs
in foreign currency as of December 31 of each year

Item	Currency	2005	2004
		%	%

Operating	(US$)	99	99
income	UF and Pesos	-	-
	Non-Pesos	1	1

Operating	(US$)	91	91
costs	UF and Pesos	7	7
	Non- Pesos	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH
Fernando Escrich Chief Financial Officer